Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

August 30, 2023

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Tidal ETF Trust (the “Tidal Trust”)

Form N-14

File No. 333-273743

Dear Ms. Fettig:

This correspondence responds to a follow-up accounting-related comment the Tidal Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 28, 2023, with respect to the Form N-14 regarding the proposed reorganization of the Gotham Short Strategies Fund (the “Target Fund”), a series of FundVantage Trust (the “FV Trust”), into the Gotham Short Strategies ETF (the “Acquiring Fund”), which is a newly created series of Tidal Trust.

Capitalized terms not otherwise defined have the same meaning as in the filing.

Regarding the Staff’s Comment 6 and the Trust’s response, the Staff notes that Item 3 of Form N-14 requires that “current fees” be disclosed. However, that term is undefined. Please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14 (i.e., without a reference to Form N-1A).

Response: The Tidal Trust confirms that the fees presented are current in accordance with the requirements of Item 3 of Form N-14.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC